SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 23, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces notes buyback

PARTNER COMMUNICATIONS ANNOUNCES NOTES BUYBACK

ROSH HA'AYIN, Israel, March 23, 2016 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today, that further to the Company's press release and immediate report dated October 21, 2015, regarding the Board of Directors' resolution to approve a notes buy-back plan of the Company's series B, C and E notes, which are traded on the Tel Aviv Stock Exchange, the repurchases of the following notes were executed:

Note	Quantity purchased (Par value)	Transaction price ( NIS ,agorot )	Total amount paid (NIS million)	Date of purchase
Partner Series B Notes	10,449,855	110.4	11.5	March 22, 2016
Partner Series E Notes	24,061,422	107.3	25.8	March 22, 2016

The Company is acting to delist the purchased notes from trading.

For further information please see the Company's press releases and immediate reports (on Form 6-K) dated October 21, 2015 at:

https://www.sec.gov/Archives/edgar/data/1096691/000117891315003089/zk1517434.htm or http://maya.tase.co.il/bursa/report.asp?report_cd=997079 and from March 22, 2016 at:

 http://www.sec.gov/Archives/edgar/data/1096691/000117891316004769/0001178913-16-004769-index.htm or at:http://maya.tase.co.il/bursa/report.asp?report_cd=1025192

Forward-Looking Statements

This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact regarding the plan to repurchase our Series B, C and E Notes and any statements regarding other future events or our future prospects, are forward-looking statements.

The repurchase plan does not require the Company to continue to acquire any notes at all, or any specific amount of notes, and it may be modified, suspended, extended or discontinued without prior notice.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the "Partner" and "012 Smile" brands. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:

http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: March 23, 2016